UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Active Power, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

00504W100

(CUSIP Number of Class of Securities)

December 31, 2007

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP NO. 00504W100	Page 2 of 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Joseph F. Pinkerton, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use only

4.	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

814,711
6. Shared Voting Power

3,773,271
7. Sole Dispositive Power

814,711
8. Shared Dispositive Power

3,773,271

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,587,982
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

7.6% of Common Stock
12.	Type of Reporting Person (See Instructions)

IN

Item 1.	(a)	Name of Issuer

Active Power, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

11525 Stonehollow Drive Suite 110 Austin, TX 78758

Item 2.	(a)	Name of Person Filing

Joseph F. Pinkerton, III

	(b)	Address of Principal Business Offices or, if none, Residence

2312 Woodlawn Blvd. Austin, TX 78703

	(c)	Citizenship

USA

	(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

	(e)	CUSIP Number

00504W100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned: 4,587,982 shares

As of December 31, 2007, Joseph F. Pinkerton, III was the record owner of 528,825 shares of Common Stock. Mr. Pinkerton also may be deemed to beneficially own 3,487,385 shares of Common Stock, which is held directly by CJP Partners, Ltd., a limited partnership in which CJP Management, L.L.C. is the sole general partner and Mr. Pinkerton and his spouse are the only limited partners. Mr. Pinkerton and his spouse are the managers of CJP Management, L.L.C. Also as of December 31, 2007, Mr. Pinkerton may be deemed to beneficially own an additional 571,772 shares of Common Stock, held of record by certain Grantor Retained Annuity Trusts for the benefit of Mr. Pinkerton’s minor children (the “Trusts”). Mr. Pinkerton is the sole trustee with the sole power to vote and dispose of the shares held by the Trusts that directly hold of record 285,886 shares of Common Stock. Mr. Pinkerton does not serve as trustee or have the power to vote or dispose of 285,886 shares held of record by the Trusts for which Mr. Pinkerton’s spouse is the sole trustee and has the sole power to vote or dispose of such shares. Mr. Pinkerton disclaims beneficial ownership of the 285,886 shares of Common Stock held of record by the Trusts for which he does not serve as a trustee, and this Statement on Schedule 13G shall not be deemed an admission that Mr. Pinkerton is the beneficial owner of such securities for any purpose.

	(b)	Percent of Class: 7.6%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 814,711 shares

		(ii)	Shared power to vote or to direct the vote: 3,773,271 shares

		(iii)	Sole power to dispose or to direct the disposition of: 814,711 shares

		(iv)	Shared power to dispose or to direct the disposition of: 3,773,271 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

/s/ Joseph F. Pinkerton, III
Joseph F. Pinkerton, III